
August 31, 2023

Maximilian Plattner
Director
Oesterreichische Kontrollbank Aktiengesellschaft
Bockenheimer Landstraße 2
60306 Frankfurt am Main
Germany

Re: Oesterreichische Kontrollbank Aktiengesellschaft
Registration Statement under Schedule B
Filed August 8, 2023
File No. 333-273783

Form 18-K for the Fiscal Year Ended December 31, 2022
Filed August 8, 2023
File No. 333-134038

Dear Maximilian Plattner:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

Item 11. Estimated Expenses, page 40

1.　　We note that this disclosure is under the caption "Information Not Required in Prospectus." The disclosure appears to include legal and other similar expenses in connection with the offering in response to paragraph (10) of Schedule B. Section 10(a)(2) of the Securities Act, however, requires a prospectus to include the information in paragraph (10). Please advise.

Form 18-K
Exhibit (d)
The Economy
Energy, page 135

2.   To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data. We note, for example, that the latest data in the table on page 135 are through 2021. We also note the reference in the last sentence of the second paragraph on page 145 to data from November 30, 2022 and the reference to footnote (1) in the table on page 152 indicating that numbers are in draft form.

3.   You disclose in the last paragraph of this section that Austria is reducing its dependence on gas imports from Russia, which supplies four-fifths of its natural gas. This appears to be one of the more significant risks to the economy. Please expand your disclosure to discuss with greater specificity the effects of such dependence in light of the war with Ukraine as well as the steps being taken to reduce reliance on Russian gas. Also discuss the impact that the war and your efforts to diversify gas supply will have on economic growth.

Labor and Social Legislation, page 137

4.   We note the 4.8% unemployment rate. Please consider expanding your disclosure to discuss the trend in the total working hours and to describe the interrelationship with the unemployment rate.

5.   We refer you to the second table on page 138. Please clarify whether the time series break that you mention immediately below the table had an effect on the data in the table.

Foreign Direct Investments, page 139

6.   Please refer to the last sentence in this section and consider expanding the disclosure to clarify the activities that accounted for the 1.7% increase in foreign direct investment, if material. You appear to only mention the largest contributors.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Gabriel Eckstein, Special Counsel, at (202) 551-3286 or Michael Coco, Chief, at (202) 551-3253 with any questions.

Sincerely,

Division of Corporation Finance
Office of International Corporate
Finance